EXHIBIT 17.3

Doublewood Consulting
3313 Michelle Court, Burlington, Ontario Canada, L7M 3W6

September 15, 2008

CanAm Uranium Corporation
4th Floor, Crown Plaza Building,
114 W. Magnolia Street, Suite No. 424,
Bellingham, Washington 9822

Attention:	Ryan Gibson Tom Puzzo

VIA EMAIL: info@canamuranium.com

RE: Paul SARJEANT - LETTER OF RESIGNATION FROM THE BOARD OF CanAm URANIUM

Dear Ryan,

Due to other business interests that are currently consuming much more of my time than anticipated, and the expected additional time commitment with CanAm, I am herewith forwarding to you this letter of resignation from the Board of CanAm Uranium Corporation to take effect immediately this day, September 15th, 2008. With the appointment of the two new Directors, I feel that the corporation is in good hands.

Please ensure that all necessary disclosures are made with the applicable regulatory entities and that reference to me on the CanAm website is updated to reflect my resignation. If you would kindly reply to this email so that I know that you have received this letter.

I wish you, and the corporation success in your future endeavours.

Regards,

/s/ Paul Sarjeant

Paul Sarjeant, P.Geo